15049260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 17 2015
WASH., D.C.
201

SEC FILE NUMBER
8-~~45766~~ 49589

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Maitland Center Commons Blvd.
(No. and Street)

Maitland, (City) FL (State) 32751 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Covert 407-644-1986 800-846-7526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Associates
(Name – *if individual, state last, first, middle name*)

670 W. Fairbanks Ave., (Address) Winter Park (City) FL (State) 32789 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry Covert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Counsel
Title

ROBIN BRYANT
MY COMMISSION # FF 045759
EXPIRES: November 5, 2017
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

SEC MAIL PROCESSING
RECEIVED
MAR 1 7 2015
WASH. D.C. 201 SECTION

TIMOTHY PARTNERS, LTD.

TABLE OF CONTENTS

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Timothy Partners, Ltd.

We have audited the accompanying statements of financial condition of Timothy Partners, Ltd. as of December 31, 2014 and 2013, and the related statements of income, changes in partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of Timothy Partners, Ltd.'s management.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

The information contained in the Supplemental Schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Timothy Partners, Ltd.'s financial statements. The Supplemental Schedule is the responsibility of Timothy Partners, Ltd.'s management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole

Kane & Associates

Winter Park, Florida
January 20, 2015

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

TIMOTHY PARTNERS, LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash	$ 527,891	$ 445,256
Commissions and fees receivable	1,051,482	884,340
Other receivables	98,595	96,967
Inventory	18,653	19,698
Prepaid expenses	94,493	67,262
Property and equipment, net of accumulated depreciation	582,435	587,711
Intangible assets, net of accumulated amortization	88,973	100,761
Deposits	2,200	2,200
Investment in MCCM, LLC	143,074	143,074
Other assets	74,520	67,415
TOTAL ASSETS	$ 2,682,316	$ 2,414,684
LIABILITIES AND PARTNERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 997,505	$ 808,070
Total Liabilities	997,505	808,070
PARTNERS' EQUITY		
Partners' equity	1,684,811	1,606,614
	1,684,811	1,606,614
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 2,682,316	$ 2,414,684

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Years Ended December 31, 2014 and 2013

	2014	2013
REVENUES		
Advisor fees	$ 4,863,736	$ 4,097,704
Commissions	618,636	469,778
Service and sponsor fees	361,534	273,804
Other	1,520	6,206
TOTAL REVENUES	5,845,426	4,847,492
EXPENSES		
Sub advisor fees	2,000,937	1,642,785
Salaries and benefits	1,126,930	1,047,439
Marketing costs	599,854	559,605
Research fees	282,870	239,881
Occupancy	191,050	170,564
Other expense	144,346	97,899
Professional fees	70,293	30,812
Office expense	65,871	48,261
Registration and filing fees	62,004	59,581
Depreciation and amortization	55,572	53,218
Printing and postage	49,430	58,474
TOTAL EXPENSES	4,649,157	4,008,519
NET INCOME	$ 1,196,269	$ 838,973

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2014 and 2013

	2014	2013
Partners' Equity, beginning of year	$ 1,606,614	$ 1,333,955
Net income	1,196,269	838,973
Issuance of additional partnership units	-	-
Decrease of partnership units	-	-
Distributions/return of partnership capital	(1,118,072)	(566,314)
Partners' Equity, end of year	$ 1,684,811	$ 1,606,614

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ 1,196,269	$ 838,973
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	55,572	53,218
(Increase) decrease in operating assets		
Commissions and fees receivable	(167,142)	(215,814)
Other receivables	(1,628)	(10,641)
Inventory	1,045	6,357
Prepaid expenses	(27,231)	13,782
Other assets	(7,105)	(67,415)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	189,435	162,562
Distributions payable	-	(10,000)
Net cash provided by operating activities	1,239,215	771,022
Cash flows from investing activities:		
Purchase of property and equipment	(38,508)	(22,586)
Return of investment in MCCM, LLC	-	7,500
Net cash used by investing activities	(38,508)	(15,086)
Cash flows from financing activities:		
Distributions/return of capital to partners	(1,118,072)	(566,314)
Net cash used by financing activities	(1,118,072)	(566,314)
Net increase in cash	82,635	189,622
Cash and cash equivalents at beginning of year	445,256	255,634
Cash and cash equivalents at end of year	$ 527,891	$ 445,256

Supplemental disclosures of cash flow information:

(1) Cash paid during the year for :

	2014	2013
Interest	$ -	$ -
Income taxes	$ -	$ -

(2) There were no non-cash investing and financing activities for the years ended December 31, 2014 and 2013.

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Receivables and Allowance for Doubtful Accounts

Commissions and fees receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Inventory

Inventory, which consists of books, is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method. The Partnership accounts for planned major maintenance activities with the direct expensing method.

Fair Value of Financial Instruments

Professional standards require disclosure of an estimate of fair value of certain financial instruments. The Partnership's significant financial instruments are cash and other short-term assets and liabilities. For these financial instruments, carrying values approximate fair value due to the short term nature of these instruments.

Date of Management's Review

Subsequent events were evaluated through January 20, 2015, which is the date the financial statements were available to be issued.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Concentration of Credit Risk

The Partnership maintains its cash deposits at a bank for the years ended December 31, 2014 and 2013. Cash deposits in the bank, at times, exceed federally insured limits. The Partnership has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

The Partnership accounts for uncertain tax positions, if any, in accordance with ASC Section 740. In accordance with these professional standards, the Partnership recognized tax positions only to the extent that management believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Management believes that it has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements for the years ended December 31, 2014 and 2013.

The Partnership believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2014 and 2013.

The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Partnership believes it is no longer subject to income tax examinations for fiscal years ending prior to December 31, 2011.

The Partnership's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

TIMOTHY PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2014 and 2013, consist of the following:

	2014	2013
Employee advances	$ -	$ 3,372
Due from related companies (see Note F)	98,595	93,595
	$ 98,595	$ 96,967

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 and 2013 consist of the following:

	2014	2013
Computer equipment	$ 51,932	$ 43,416
Office equipment	83,103	76,828
Software	19,913	19,913
Furniture and fixtures	186,314	170,973
Leasehold improvements	551,920	543,543
	893,182	854,673
Less accumulated depreciation	(310,747)	(266,962)
	$ 582,435	$ 587,711

Depreciation expense for the years ended December 31, 2014 and 2013 is $43,785 and $41,431, respectively.

NOTE D – INTANGIBLE ASSETS

Intangible assets at December 31, 2014 and 2013 consist of the following:

	2014	2013
Issue cost of additional classes	$ 107,171	$ 107,171
Fund and partnership set-up cost	93,637	93,637
Merrill Lynch set-up fee	50,000	50,000
Custom programming-fund service company	8,166	8,166
Trademark and logo costs	4,400	4,400
	263,374	263,374
Less accumulated amortization	(174,401)	(162,613)
	$ 88,973	$ 100,761

Amortization expense for the years ended December 31, 2014 and 2013 is $11,788 and $11,787, respectively.

NOTE E – INVESTMENT IN MCCM, LLC

The Partnership owns a 30% interest in MCCM, LLC, which it acquired in an exchange transaction with the president of the Partnership. On July 1, 2012 the president transferred his interest in MCCM, LLC to the Partnership in exchange for the $150,000 note receivable due from him to the Partnership plus interest due for the second quarter 2012. The investment is accounted for using the equity method of accounting. Accordingly, investments are recorded at acquisition cost plus the Partnership's equity in the undistributed earnings or losses of the entity. The Partnership also rents its office space from MCCM, LLC (see Note F).

NOTE F – RELATED PARTY TRANSACTIONS

The Partnership rents its office space from MCCM, LLC, in which the Partnership has an ownership interest (see Note E). The lease agreement is for a period of one year and is renewable annually. Lease payments were $9,343 per month for January 2013 through May 2014 and $12,343 per month for June through December 2014. Total lease payments for the years ended December 31, 2014 and 2013 are $133,116 and $112,116, respectively.

On January 13, 2006 the Partnership made a loan of $150,000 to the president of the Partnership. The president paid interest quarterly at a rate of 6%. The loan was payable in full on January 13, 2014. However, on July 1, 2012 the president transferred his interest in MCCM, LLC to the Partnership in exchange for the $150,000 loan plus interest for the second quarter 2012 (see Note E).

The Partnership has receivables due from companies, which are related through common ownership, of $98,595 and $93,595 as of December 31, 2014 and 2013, respectively (see Note B). The receivables are non-interest bearing and have no maturity dates.

In 2009 the Partnership began paying screening research fees to a company, which is related through common ownership. The Partnership has research fees expense of $282,870 and $239,881 to this company for the years ended December 31, 2014 and 2013, respectively.

In February 1999 Timothy Partners, L.C. was formed. This limited liability company was formed to invest in Timothy Partners, Ltd. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase an 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balance of the subscriptions was sold in 2000.

TIMOTHY PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE G – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Partnership has no commitments, contingencies or guarantees for the years ended December 31, 2014 and 2013.

NOTE H - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Partnership had net capital of $235,420, which was $168,920 in excess of the required net capital of $66,500. The Partnership's ratio of aggregate indebtedness to net capital was 4.24 to 1 at December 31, 2014. At December 31, 2013, the Partnership had net capital of $382,815, which was $328,944 in excess of the required net capital of $53,871. The Partnership's ratio of aggregate indebtedness to net capital was 2.11 to 1 at December 31, 2013.

SUPPLEMENTARY INFORMATION

TIMOTHY PARTNERS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014 and 2013

	2014	2013
Total partners' equity	$ 1,684,811	$ 1,606,614
Deductions and/or charges:		
Nonallowable assets:		
Receivables due from broker/dealers	346,448	138,711
Receivables from noncustomers	98,595	96,967
Inventory	18,653	19,698
Prepaid expenses	94,493	67,262
Property and equipment, net	582,435	587,711
Deposits	2,200	2,200
Intangible assets, net	88,973	100,761
Investment in MCCM, LLC	143,074	143,074
Other assets	74,520	67,415
	1,449,391	1,223,799
Net capital before haircuts on securities positions	235,420	382,815
Haircuts on securities	-	-
Net capital	$ 235,420	$ 382,815
Aggregate indebtedness:		
Payable to broker/dealers	$ 644,792	$ 597,515
Distributions payable	-	-
Other accounts payable and accrued costs	352,713	210,555
Total aggregate indebtedness	$ 997,505	$ 808,070
Minimum net capital required	$ 66,500	$ 53,871
Excess net capital	$ 168,920	$ 328,944
Excess net capital at 1,000 percent	$ 135,670	$ 302,008
Ratio: Aggregate indebtedness to net capital	4.24 to 1	2.11 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2014 and 2012)		
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 235,421	$ 382,815
Rounding difference	(1)	-
Net capital per above	$ 235,420	$ 382,815

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Timothy Partners, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Timothy Partners, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3: (15c3-3(k)(2)(i)) (the "exemption provisions") and (2) Timothy Partners, Ltd. stated that Timothy Partners, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Timothy Partners, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Timothy Partners, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Kane & Associates

Winter Park, Florida
February 9, 2015

670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

1055 Maitland Center Commons, #100
Maitland, Florida 32751
local: (407) 644-1986
toll-free: (800) 846-7526
fax: (407) 644-4574
e-mail: invest@timothyplan.com
internet: www.timothyplan.com

TIMOTHY
PARTNERS LTD.

Timothy Partners, Ltd. Exemption Report

Timothy Partners, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-s promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c33. The company does not accept or hold client securities or funds.

(2) The Company had no obligation under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception, and claims its exemption under 15c3-3(k)(2)(i).

Timothy Partners, Ltd.

I, Terry Covert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Gen Counsel

Feb 05, 2015